Exhibit 99.1

ATTUNITY REPORTS FIRST QUARTER 2013 RESULTS
- - -
Total revenues decreased by 25% to $4.6 million in the first quarter of 2013
- - -
Annual Revenue Guidance Updated for 2013: $27M-$30M

Burlington, MA – May 2, 2013 – Attunity, Ltd. (NASDAQ CM: ATTU), a leading provider of information availability software solutions, today reported its unaudited financial results for the three month period ended March 31, 2013.

“While we continue to win new customers and experience strong demand for our solutions, our financial results for the first quarter of 2013 reflect certain short-term challenges. These challenges include weak sales and marketing execution, as well as lower than expected OEM revenues.  We are taking steps to quickly overcome these challenges and we plan to return to strong growth in the second half of the year,” stated Shimon Alon, Chairman and Chief Executive Officer of Attunity. “Some of these steps include a change in leadership of the marketing department, revamping the sales lead generation process, and a broad restructuring of our marketing efforts. In addition, we expect the recent expansion of our sales and business development team in North America and abroad to start making a positive impact on sales growth within the next few months.”

“The first quarter financial results were also negatively impacted by lower than expected revenues from one of our largest OEM customers. A new agreement with improved license and support terms was recently signed with this OEM customer for an additional 3-year period,” continued Mr. Alon.  “We also experienced a temporary delay during the first quarter on our activities with EMC Greenplum, which we believe is related to its spin-off to become part of a new company, Pivotal. This spin-off, created by EMC Greenplum and VMware, is highly focused on Data Analytics and Cloud Computing. Consequently, we expect that, in the long-term, the spin-off and our partnership with Pivotal will actually have a positive impact on our growth as it creates even more new business opportunities for Attunity than previously expected.”

“With many of these events behind us now, we expect a return to strong growth during the second half of the year. We are now targeting full year revenue in the range of $27 million to $30 million, and expect non-GAAP operating profit margin to range between 13% and 18%,” Mr. Shimon concluded.

Recent Operational Highlights

•	Signed worldwide multi-year reselling agreement for Attunity Replicate with a leading Fortune 50 global technology company to expand the partner’s heterogeneous data replication capabilities

•	Signed an OEM agreement with a global provider of data analytics solutions servicing thousands of customers worldwide

o	Projected to generate several million dollars of revenue for Attunity over the next 3 years based on the vendor’s expectations

•	Closed two large deals with large telecommunications companies

•	Named in CRN’s “Big Data 100” list for most innovative data management products and services to help businesses manage Big Data

•	Introduced high-speed data loading solution for Amazon Redshift, AWS’s new data warehouse in the Cloud

•	Introduced Turbo-Stream CDC, an innovative and proprietary technology for loading high transaction volumes into data warehouses including EMC Greenplum (now Pivotal) and Teradata

Financial Results for Q1 2013

Total revenues for the first quarter of 2013 were $4.6 million, compared to $6.1 million for the same period of 2012. This decrease is primarily a result of a 52% decline in license revenues to $1.7 million, compared to $3.6 million for the same period of 2012. The decrease in license revenues was partially offset by an increase in maintenance and services revenue in the amount of $0.3 million, compared to the same period of 2012.

Operating loss for the first quarter of 2013 was $1.3 million, compared to an operating income of $0.3 million for the same period of 2012.

Non-GAAP operating loss for the first quarter of 2013 was $950,000, compared to non-GAAP operating income of $831,000 for the same period of 2012. Non-GAAP operating loss for the first quarter of 2013 excludes the impact of stock-based compensation expenses and amortization of software development costs totaling $166,000, compared to $220,000 for the same period last year; and $187,000 in amortization and expenses related to the acquisition of RepliWeb, compared to $268,000 for the same period of 2012.

Net loss for the first quarter of 2013 was $1,355,000, or $0.12 per diluted share, compared to a net loss of $125,000, or $0.01 per diluted share (adjusted to reflect the recent reverse stock split) in the first quarter of 2012.

Non-GAAP net loss for the first quarter of 2013 was $1,008,000, compared to non-GAAP net income of $504,000 for the same period of 2012. Non-GAAP net loss for the first quarter of 2013 excludes a total of $347,000 in expenses and amortization, which is comprised mainly of $181,000 in amortization and other expenses associated with acquisition of RepliWeb, compared to $252,000 for the same period last year; and $166,000 stock-based compensation expenses, compared to $164,000 for the same period last year.   See “Use of Non-GAAP Financial Information” below for more information regarding Attunity’s use of Non-GAAP financial measures.

Cash and cash equivalents were $3.7 million as of March 31, 2013, compared to $3.8 million as of December 31, 2012. Shareholders' equity decreased to $8.4 million as of March 31, 2013, compared to $9.6 million as of December 31, 2012.

2013 Revised Guidance

Following the results of the first quarter, the Company has revised its outlook for 2013 with revenues now expected to be in the range of $27 million to $30 million and non-GAAP operating margin of between 13% and 18%. The Company reaffirmed that the revenue growth is expected to occur primarily in the second half of 2013.

The Company expects to continue providing annual guidance regarding revenues and Non-GAAP operating profit margin in future periods. However, the Company clarified that it does not expect to do so more often than on an annual basis.

Financial Reconciliation to NON-GAAP figures:

	From	To
GAAP Operating Profit	6.9%	12.5%
Equity based	3.3%	3.0%
Amortization Associated with the acquisition of RepliWeb	2.8%	2.5%
Non-GAAP Operating Profit margin	13%	18%

(*)    Non GAAP Operating Profit Margin is calculated by dividing the Non GAAP Operating Profit by the total revenues for the period.

Conference Call Information

The Company’s management will host a conference call today, May 2, 2013, at 10:00 a.m. Eastern Time. The dial-in numbers for the conference call are 1-877-249-9037 (U.S. Toll Free), +1 646 254 3367 (International) or 03-763-0146 (Israel). All dial-in participants must use the following code to access the call: 4463127. Please call at least five minutes before the scheduled start time.

The conference call will be available via webcast and can be accessed through the Events section of Attunity’s website, and www.kcsa.com, the contents of which are not part of this press release. Please allow extra time prior to the call to visit the site and download any necessary software to listen to the Internet broadcast.

For interested individuals unable to join the conference call, a replay of the call will be available through June 2, 2013 at +1 347 366 9565 (all regions). Participants must use the following code to access the replay of the call: 4463127. The online archive of the webcast will be available on http://www.attunity.com/events or www.kcsa.com for 30 days following the call.

About Attunity

Attunity is a leading provider of information availability software solutions that enable access, sharing and distribution of data, including Big Data, across heterogeneous enterprise platforms, organizations, and the cloud. Our software solutions include data replication, change data capture (CDC), data connectivity, enterprise file replication (EFR) and managed-file-transfer (MFT). Using Attunity's software solutions, our customers enjoy significant business benefits by enabling real-time access and availability of data and files where and when needed, across the maze of heterogeneous systems making up today's IT environment.

Attunity has supplied innovative software solutions to its enterprise-class customers for nearly 20 years and has successful deployments at thousands of organizations worldwide. Attunity provides software directly and indirectly through a number of partners such as Microsoft, Oracle, IBM and HP. Headquartered in Boston, Attunity serves its customers via offices in North America, Europe, and Asia Pacific and through a network of local partners. For more information, visit http://www.attunity.com or our In Tune blog and join our community on Twitter, Facebook, LinkedIn and YouTube, the content of which is not part of this press release.

Use of Non-GAAP Financial Information

In addition to reporting financial results in accordance with U.S. generally accepted accounting principles, or GAAP, Attunity uses Non-GAAP measures of net income,  operating income, operating profit margin and net income per share, which are adjustments from results based on GAAP to exclude expenses and amortization associated with the acquisition of RepliWeb, net of related tax, stock-based compensation expenses in accordance with ASC 718, amortization of software development costs in accordance with ASC 985-20, and non-cash financial expenses such as the effect of a revaluation of liabilities presented at fair value and convertible debt inducement expenses. Attunity’s management believes the non-GAAP financial information provided in this release is useful to investors' understanding and assessment of Attunity's on-going core operations and prospects for the future. Management uses both GAAP and non-GAAP information in evaluating and operating its business internally and as such has determined that it is important to provide this information to investors. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. For example, when we discuss our plan to return to strong growth in the second half of 2013, when we discuss our expectation that the recent expansion of our sales and business development team in North America and abroad will start making a positive impact on sales growth within the next few months, when we discuss our expectation that our partnership with the spin-off by EMC Greenplum and our partnership with Pivotal  will have a positive impact on our growth, or when we discuss our expectation for revenue and Non-GAAP operating profit margin in 2013, we are using forward-looking statements. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from Attunity’s current expectations. Factors that could cause or contribute to such differences include, but are not limited to: our reliance on strategic relationships with our distributors, OEM and VAR partners, including Microsoft, EMC and Pivotal; risks and uncertainties relating to acquisitions, including costs and difficulties related to integration of acquired businesses; our liquidity challenges and the need to raise additional capital in the future; timely availability and customer acceptance of Attunity’s new and existing products, [including Attunity Replicate; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Attunity’s products; the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; and other factors and risks on which Attunity may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Attunity, reference is made to Attunity’s Annual Report on Form 20-F for the year ended December 31, 2012, which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Attunity in reports filed or furnished to the SEC. Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

© 2013 Attunity Ltd. All rights reserved. Attunity is a trademark of Attunity Inc.

For more information, please contact:
Todd Fromer / Garth Russell
KCSA Strategic Communications
P: + 1 212-682-6300
tfromer@kcsa.com / grussell@kcsa.com

Dror Harel-Elkayam, CFO
Attunity Ltd.
Tel. +972 9-899-3000
dror.elkayam@attunity.com

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	March 31,	December 31,
	2013	2012
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$3,733	$3,778
Trade receivables (net of allowance for doubtful accounts of $15 at March 31, 2013 and December 31, 2012)	2,171	3,671
Other accounts receivable and prepaid expenses	666	303
Deferred income taxes	171	20

Total current assets	$6,741	$7,772

LONG-TERM ASSETS:
Other long term assets	85	93
Severance pay fund	3,039	2,880
Property and equipment, net	762	423
Intangible assets ,net	1,683	1,870
Goodwill	13,030	13,094

Total long-term assets	$18,599	$18,360

Total assets	$25,340	$26,132

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands except share data

	March 31,	December 31,
	2013	2012
	Unaudited	Audited
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:

Trade payables	397	316
Payment obligation	2,000	1,934
Deferred revenues	5,907	4,759
Employees and payroll accruals	1,971	2,589
Accrued expenses and other current liabilities	738	1,220
Total current liabilities	$11,013	$10,818

LONG-TERM LIABILITIES:
Other long-term liabilities	196	145
Long term deferred revenues	740	888
Liabilities presented at fair value	730	730
Accrued severance pay	4,282	3,989
Total long-term liabilities	$5,948	$5,752

SHAREHOLDERS' EQUITY:
Share capital - Ordinary shares of NIS 0.4 par value -	1,278	1,270
Authorized: 32,500,000 shares at March 31, 2013 and December 31, 2012 Issued and outstanding: 11,002,646 shares at March 31, 2013 and 10,919,930 shares at December 31, 2012
Additional paid-in capital	110,532	110,318
Accumulated other comprehensive loss	(722)	(672)
Accumulated deficit	(102,709)	(101,354)

Total shareholders' equity	8,379	9,562

Total liabilities and shareholders' equity	$25,340	$26,132

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars and shares in thousands, except per share data

	Three months ended
	March 31,
	2013	2012
	Unaudited	Unaudited
Software licenses	$1,730	$3,563
Maintenance and services	2,855	2,519

Total revenue	4,585	6,082
Operating expenses:
Cost of revenues	534	636
Research and development	1,985	2,037
Selling and marketing	2,651	2,282
General and administrative	718	784

Total operating expenses	5,888	5,739

Operating Income / (Loss)	(1,303)	343

Financial expenses , net	113	347

Loss before income taxes	(1,416)	(4)

Taxes on income / (benefit)	(61)	121

Net loss	$(1,355)	$(125)

Basic and diluted net loss per share *)	$(0.12)	$(0.01)
Weighted average number of shares used in computing basic and diluted net loss per share *)	10,961	10,273

*) On July 19, 2012, the Company affected a reverse stock split of the Company's ordinary shares of four (4) for one (1).

The net loss per share amounts and the share data presented for all prior periods were restated to reflect the effects of the reverse stock split.

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Three Months Ended,
	March 31,	March 31,
	2013	2012
	Unaudited
Cash flows activities:
Net loss	$(1,355)	$(125)
Adjustments required to reconcile net loss to net cash provided by operating activities:
Depreciation	46	48
Stock based compensation	166	164
Amortization of intangible assets	187	262
Accretion of payment obligation	66	66
Convertible debt inducement expenses	-	108
Increase in accrued severance pay, net	134	184
Decrease in trade receivables	1,500	38
Increase in other accounts receivable and prepaid expenses	(363)	(180)
Decrease in other long term assets	8	4
Increase (decrease) in trade payables	10	43
Increase in deferred revenues	1,000	945
Decrease in employees and payroll accruals	(618)	(198)
Decrease in accrued expenses and other liabilities	(494)	(329)
Revaluation of restricted cash	-	(5)
Change in liabilities presented at fair value	-	49
Change in deferred taxes, net	(88)	88
Net cash provided by operating activities	$199	$1,162
Cash flows from investing activities:
Purchase of property and equipment	(314)	(78)
Net cash used in investing activities	$(314)	$(78)
Cash flows from financing activities:
Proceeds from exercise of stock options, warrants and rights	56	74
Repayment of long-term debt	-	(92)
Repayment of convertible debt	-	(61)
Net cash provided by (used in) financing activities	$56	$(79)
Foreign currency translation adjustments on cash and cash equivalents	14	(41)
Increase (decrease) in cash and cash equivalents	(45)	964
Cash and cash equivalents at the beginning of the period	3,778	1,484
Cash and cash equivalents at the end of the period	$3,733	$2,448
Supplemental disclosure of cash flow activities:
Cash paid during the period for:
Income tax	$361	$209
Non cash activities:
Purchase of property and equipment	$71	$-

RECONCILIATION OF SUPPLEMENTAL NON-GAAP FINANCIAL INFORMATION
U.S. dollars and shares in thousands, except per share data

	Three months ended
	March 31,
	2013	2012
	Unaudited

GAAP operating Income (loss)	$(1,303)	$343
Stock based compensation (1)	166	164
Amortization of Software Development Costs	-	56
Acquisition-related amortization and adjustments (2)	187	268
Non-GAAP operating Income (loss)	$(950)	$831

GAAP net loss	(1,355)	(125)
Stock based compensation (1)	166	164
Amortization of Software Development Costs	-	56
Acquisition-related amortization and adjustments (2)	187	268
Revaluation of liabilities and conversion feature presented at fair value	-	157
Acquisition related financial expense	66	66
Tax related to the acquisition	(72)	(82)
Non-GAAP net Income (loss)	$(1,008)	$504

GAAP diluted net loss per share *):	(0.12)	(0.01)
Stock based compensation and Amortization of Software Development Costs, Acquisition-related amortization and adjustments	0.03	0.05
Revaluation of Liabilities presented at fair value, and acquisition related financial expenses	0.01	0.02
Tax related to the acquisition	(0.01)	(0.01)
Non-GAAP diluted net Income (loss) per share	$(0.09)	$0.05

	Weighted average number of shares used in computing diluted net income per share *)	10,961	10,273

(1)	Stock-based compensation expenses under ASC 718 included in:
	Research and development	68	60
	Selling and marketing	52	40
	General and administrative	46	64
		$166	$164
(2)	Operating Acquisition-related expenses, amortization and adjustments:
	Valuation adjustment on acquired deferred services revenue	-	62
	Cost of Sales - Amortization of technology	129	140
	Selling and marketing - Amortization of customers relationship	58	66
		$187	$268

*) On July 19, 2012, the Company affected a reverse stock split of the Company's ordinary shares of four (4) for one (1).

The earning per share amounts and the share data presented for all prior periods were restated to reflect the effects of the reverse stock split.